SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant

to Rule 13d-1(b), (c), and (d) and Amendments Thereto Filed

Pursuant to Rule 13d-2(b)

(Amendment No.    )*

Portola Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

737010108

(CUSIP Number)

May 28, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

TABLE OF CONTENTS

SIGNATURES

EX-99.A JOINT FILING AGREEMENT

CUSIP No. 737010108	13G

1.	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 4,233,568*
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 4,233,568*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,233,568*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**	Based on 33,882,938 shares of common stock outstanding on May 22, 2013, as set forth in the Issuer’s Prospectus under Rule 424(b)(4) that forms a part of the Registration Statement on Form S-1 (No. 333-187901) filed with the Securities and Exchange Commission on May 22, 2013.

CUSIP No. 737010108	13G

1.	NAMES OF REPORTING PERSONS Fullerton Management Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 4,233,568*
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 4,233,568*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,233,568*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**	Based on 33,882,938 shares of common stock outstanding on May 22, 2013, as set forth in the Issuer’s Prospectus under Rule 424(b)(4) that forms a part of the Registration Statement on Form S-1 (No. 333-187901) filed with the Securities and Exchange Commission on May 22, 2013.

CUSIP No. 737010108	13G

1.	NAMES OF REPORTING PERSONS Cairnhill Investments (Mauritius) Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 4,233,568*
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 4,233,568*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,233,568*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**	Based on 33,882,938 shares of common stock outstanding on May 22, 2013, as set forth in the Issuer’s Prospectus under Rule 424(b)(4) that forms a part of the Registration Statement on Form S-1 (No. 333-187901) filed with the Securities and Exchange Commission on May 22, 2013.

CUSIP No. 737010108	13G

1.	NAMES OF REPORTING PERSONS Maxwell (Mauritius) Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 4,233,568*
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 4,233,568*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,233,568*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4 of Schedule.
**	Based on 33,882,938 shares of common stock outstanding on May 22, 2013, as set forth in the Issuer’s Prospectus under Rule 424(b)(4) that forms a part of the Registration Statement on Form S-1 (No. 333-187901) filed with the Securities and Exchange Commission on May 22, 2013.

Item 1(a).	Name of Issuer:

Portola Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

270 E. Grand Avenue

South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

(1)	Temasek Holdings (Private) Limited (“Temasek Holdings”)

(2)	Fullerton Management Pte. Ltd. (“FMPL”)

(3)	Cairnhill Investments (Mauritius) Pte. Ltd. (“Cairnhill”)

(4)	Maxwell (Mauritius) Pte. Ltd. (“Maxwell”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(1) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(2) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(3) c/o IMM, Les Cascades, Edith Cavell Street, Port Louis, Mauritius

(4) c/o IMM, Les Cascades, Edith Cavell Street, Port Louis, Mauritius

Item 2(c).	Citizenship:

(1) Republic of Singapore

(2) Republic of Singapore

(3) Mauritius

(4) Mauritius

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 (“Common Stock”)

Item 2(e).	CUSIP Number:

737010108

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)     ☐    Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)     ☐    Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)     ☐    Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)     ☐    Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)     ☐    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)     ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)     ☐    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)     ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)     ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

None of the above.

Item 4.	Ownership.

(a) Amount beneficially owned: 4,233,568.

As of May 28, 2013, Maxwell directly owned 4,233,568 shares of Common Stock. Maxwell is wholly owned by Cairnhill, which in turn is wholly owned by FMPL, which in turn is wholly owned by Temasek Holdings. Therefore, each of Temasek Holdings, FMPL and Cairnhill may be deemed to beneficially own the shares of Common Stock directly owned by Maxwell.

Accordingly, as of May 28, 2013, each of Temasek Holdings, FMPL and Cairnhill may be deemed to beneficially own 4,233,568 shares of Common Stock.

(b) Percent of class: 12.5%.

Based on 33,882,938 shares of common stock outstanding on May 22, 2013, as set forth in the Issuer’s Prospectus under Rule 424(b)(4) that forms a part of the Registration Statement on Form S-1 (No. 333-187901) filed with the Securities and Exchange Commission on May 22, 2013.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: As of May 28, 2013, Maxwell: 4,233,568; Cairnhill: 4,233,568; FMPL: 4,233,568; and Temasek Holdings: 4,233,568.

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: As of May 28, 2013, Maxwell: 4,233,568; Cairnhill: 4,233,568; FMPL: 4,233,568; and Temasek Holdings: 4,233,568.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock held by the filing persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 29, 2013

Temasek Holdings (Private) Limited

By:	/s/ Lena Chia Yue Joo
Name: Lena Chia Yue Joo
Title: Authorized Person

Fullerton Management Pte. Ltd.

By:	/s/ Lena ChiaYue Joo
Name: Lena Chia Yue Joo
Title: Director

Cairnhill Investments (Mauritius) Pte. Ltd.

By:	/s/ Ashraf Ramtoola
Name: Ashraf Ramtoola
Title: Director

Maxwell (Mauritius) Pte. Ltd.

By:	/s/ Ashraf Ramtoola
Name: Ashraf Ramtoola
Title: Director